Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Johnson & Johnson
Commission File No. 001-03215

Johnson & Johnson Conference Slide Presentation

On May 3, 2011, Dominic Caruso, Chief Financial Officer and Vice President of Johnson & Johnson, spoke at the Deutsche Bank Health Care Conference. A replay of such conference was made available on Johnson & Johnson’s website.  Accordingly, portions of the transcript of the meeting related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson were filed with the Securities and Exchange Commission on May 4, 2011.  Consequently, Johnson & Johnson is providing the following slides referred to during the filed portions of the transcript.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

Johnson & Johnson

Deutsche Bank 2011

Johnson & Johnson

Health Care Conference
May 3, 2011
Dominic Caruso
Vice President, Finance and Chief Financial
Officer

 (This press release contains "forward-looking statements" as defined in the Private Securities
 Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of
 Johnson & Johnson.  Risks and uncertainties include, but are not limited to, general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011.  Copies of this Form 10-K, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson.
 Johnson & Johnson does not undertake to update any forward-looking statements as a result of new information or future events or developments.)
 Note on Non-GAAP Financial Measures
 These presentations may refer to certain non-GAAP financial measures. These non-GAAP financial measures should not be considered replacements for GAAP results. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in the Investor Relations section of the Company’s website at
 www.jnj.com
“Safe Harbor” Statement
2.

•Attractive global market
•Highly Complementary Portfolios
•Enhance long term growth
A Compelling Combination: DePuy & Synthes
Opportunity to help millions of patients around the world
10.
Significant Shareholder Value Creation